June 18, 2025

Gregg D. Adzema
Chief Financial Officer
Cousins Properties Inc.
3344 Peachtree Road NE, Suite 1800
Atlanta, GA 30326

       Re: Cousins Properties Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-11312
Dear Gregg D. Adzema:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction